Exhibit 99.2

HELIX BIOPHARMA CORP.
REPORT OF VOTING RESULTS

This report describes the matters voted on and the outcome of the votes at the Annual General and Special Meeting of Helix BioPharma Corp. held December 9, 2009 (the “Meeting”).  All matters were voted on by way of show of hands.

1.           Set number of directors for election at the Meeting

The number of directors for election at the Meeting was set at seven (7).

2.   Election of Directors

The following individuals were elected as directors:

Donald H. Segal
Kenneth A. Cawkell
Jack Kay
Gordon Lickrish
John Docherty
Kazimierz Roszkowski-Śliż
W. Thomas Hodgson

3.   Appointment of Auditor

KPMG LLP was appointed as auditor at a remuneration to be fixed by the directors.

4.   By-Laws

The repeal of former By-Law No. 1 of Helix BioPharma Corp. and the adoption of By-Law No. 1 (2009) dated as of October 20, 2009 were confirmed and approved.

Dated December 9, 2009

HELIX BIOPHARMA CORP.

Per:           “Photios (Frank) Michalargias”
_________________________________
Photios (Frank) Michalargias
Chief Financial Officer